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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                                  ITRON, INC.
                                (NAME OF ISSUER)
                            ------------------------

                                  ITRON, INC.
                       (NAME OF PERSON FILING STATEMENT)
                            ------------------------

                6 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004,
                CUSIP NOS. 465741-AA-4, U13126-AA-2, 465741-AC-0
                (TITLE AND CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               DAVID G. REMINGTON
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

                                  ITRON, INC.
                             2818 N. SULLIVAN ROAD
                           SPOKANE, WASHINGTON 99216
                                 (509) 924-9900
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
        NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON FILING STATEMENT)
                            ------------------------

                                   COPIES TO:
                              LINDA A. SCHOEMAKER
                                  PERKINS COIE
                         1201 THIRD AVENUE, 40TH FLOOR
                         SEATTLE, WASHINGTON 98101-3099
                                 (206) 583-8888
                            ------------------------

                               FEBRUARY 11, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                            ------------------------

                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION(1)                             AMOUNT OF FILING FEE(2)
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                    $22,000,000                                           $4,400
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

(1) Based on the book value of the notes to be received by Itron, Inc., in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended.

(2) Calculated based on the transaction valuation multiplied by one-fiftieth of one percent, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $ -------                               Filing party: -------
Form or registration no.: -------                                 Date filed: -------

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ITEM 1. SECURITY AND ISSUER

     (a) The name of the issuer is Itron, Inc., a Washington corporation (the "Company"). The address of its principal executive offices is 2818 N. Sullivan Road, Spokane, Washington 99216.

     (b) The Company is seeking tender of up to $22,000,000 of its outstanding
6 3/4% Convertible Subordinated Notes Due 2004 (the "Original Notes"), in exchange for up to $15,840,000 of its new 6 3/4% Convertible Subordinated Notes Due 2004 (the "Exchange Notes"), on the basis of $720 principal amount of Exchange Notes for $1,000 principal amount of Original Notes. If more than $22,000,000 aggregate principal amount of the Original Notes are tendered, the Company will allocate its acceptance of Original Notes among tendering noteholders on a pro rata basis. The Exchange Offer is not conditioned on any minimum amount of Original Notes being tendered. The Exchange Offer is subject to additional conditions, however, and may be amended or withdrawn in certain circumstances, as described in the Offering Circular under "The Exchange
Offer -- Conditions to and Amendments of the Exchange Offer." As of February 10, 1999, the principal amount of outstanding Original Notes aggregated $63,400,000.

     The executive officers and directors of the Company have advised the Company that they do not hold any Original Notes.

     (c) The Company incorporates into this Schedule 13E-4 by reference the information set forth in the section of the Offering Circular entitled "Price Range of Common Stock and Dividend Policy."

     (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The Company will exchange up to $15,840,000 of the Exchange Notes for up to $22,000,000 of the Original Notes.

     (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     (a)-(j) The Company incorporates into this Schedule 13E-4 by reference the information set forth in the section of the Offering Circular entitled "Background, Purpose, and Effect of the Exchange Offer."

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER

     Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

     The Exchange Notes will be issued pursuant an indenture between the Company and Chase Manhattan Bank and Trust Company, National Association, as Trustee. A copy of the Form of Indenture is filed as Exhibit (c) to this Schedule 13E-4 and is incorporated into this Schedule 13E-4 by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company incorporates into this Schedule 13E-4 by reference the information set forth in the section of the Offering Circular entitled "The Exchange Offer -- Payment of Expenses."

ITEM 7. FINANCIAL INFORMATION

     (a)-(b) The Company incorporates into this Schedule 13E-4 by reference the information set forth in the section of the Offering Circular entitled "Summary Selected Consolidated and Pro Forma Financial Data."

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ITEM 8. ADDITIONAL INFORMATION

     (a) Not applicable.

     (b) The Exchange Offer is conditioned upon the qualification under the Trust Indenture Act of 1939 of the Indenture under which the Exchange Notes will be issued. There are no other applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Exchange Offer other than compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, without limitation, Rule 13e-4 and the requirements of the state securities or "Blue Sky" laws.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     (a)(1) Offering Circular dated February 11, 1999.

     (a)(2) Form of Letter of Transmittal.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 11, 1999.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 11, 1999.

     (b) Not applicable.

     (c) Form of Indenture by and between the Company and Chase Manhattan Bank and Trust Company, National Association, as Trustee.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

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                                   SIGNATURE

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ITRON, INC.

                                          By: DAVID G. REMINGTON
                                            ------------------------------------
                                            David G. Remington
                                            Vice President and Chief Financial
                                              Officer

Dated: February 11, 1999

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